UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 6, 2016 (September 2, 2016)

ENVISION HEALTHCARE HOLDINGS, INC.

(Exact name of each registrant as specified in its charter)

Delaware	001-36048	45-0832318
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Numbers)	Identification Nos.)

6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado	80111
(Address of principal executive offices)	(Zip Code)

(303) 495-1200

(Each registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events.

On September 6, 2016, Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AmSurg”) announced the expiration of the waiting period under the Hart-Scott-Rodino Improvements Act of 1976 (the “HSR Act”) with respect to the proposed merger of Envision and AmSurg. The waiting period under the HSR Act expired at midnight on September 2, 2016. Separately, both Envision and AmSurg have received a request for information from the Antitrust Division of the State of Florida Attorney General’s office and both organizations are cooperating with that request.

The parties issued a joint press release on September 6, 2016 regarding the expiration of the waiting period under the HSR Act.  A copy of the press release is furnished as Exhibit 99.1 to this report.

Item 9.01.  Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit Number	Description

99.1	Press Release dated September 6, 2016.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AmSurg or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AmSurg will be submitted to their respective shareholders for consideration. On August 4, 2016, AmSurg caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a preliminary joint proxy statement of Envision and AmSurg, and will also constitute a prospectus of New Amethyst. Envision and AmSurg will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the preliminary joint proxy statement/prospectus and any other relevant documents that are filed with the SEC when they become available because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about Envision, AmSurg and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AmSurg make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AmSurg and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AmSurg in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AmSurg is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary joint proxy statement/prospectus, and more complete information will be available in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this Current Report on Form 8-K may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AmSurg’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AmSurg’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this Current Report on Form 8-K are made as of the date hereof, and Envision and AmSurg undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AmSurg have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AmSurg’s and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AmSurg’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AmSurg’s control. Refer to the section entitled “Risk Factors” in Envision’s and AmSurg’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVISION HEALTHCARE HOLDINGS, INC.
(Registrant)

September 6, 2016	By:	/s/ Craig A. Wilson
Craig A. Wilson
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 6, 2016.